Exhibit 99.2

Sky Solar Announces Changes to Executive Management Team

New Appointments Align Managerial Talent with Highest Priority Growth Opportunities

HONG KONG — December 22, 2014 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a leading global developer, owner and operator of solar parks, today announced changes to its executive management team, effective immediately:

•                  Mr. Weili Su, Chairman of the Board and founder of Sky Solar Holdings, is appointed to an additional role as the new Chief Executive Officer.  He will be responsible for managing the daily operations of the Company.

•                  Ms. Amy Zhang is appointed Deputy Chairman of the Board and Chief Strategy Officer.  She will be responsible for external communications, supervising research and development for new techinology advancement, leading corporate financing efforts, and supporting the Audit Committee to perform the internal audit.

•                  Mr. Zhi Hao is appointed Managing Director of Sky Solar China. He will lead the company’s expansion into the China market, with a focus on acquisitions of shovel-ready pipelines and operational solar assets, project financing, and business partnerships.

•                  Mr. Yu Hu was hired on Dec. 1, 2014 and is appointed Executive Vice President of the Company and the President of Sky-Link. He will be responsible for financing, supply-chain coordination, and management of daily Sky-Link operations, which will be mainly dedicated to solar station data warehouse management, quality control, and management of EPC activity.

Mr. Su is the founder of Sky Solar Holdings and has been closely involved in its operations as director and executive chairman since October 2009.  Mr. Su has over 12 years of experience in the solar power industry.  Prior to founding Sky Solar, Mr. Su served as a director and secretary of the board for Yingli Green Energy Holding Co., Ltd., a NYSE-listed company, from November 2001 to September 2004.

Mr. Su commented, “We are excited about these new management appointments, as we align our skill sets with Sky Solar’s most important growth opportunities.  My new role as CEO simply formalizes my daily involvement in the company I founded.  For the past three and a half years, Amy has nurtured Sky Solar through private rounds of financing and the success of our recent IPO. She has achieved impressive results in project development and execution. We now need her financial skills focused on funding our growth, both via the capital markets and project-related sources.  Zhi proved his ability to identify the best prospective projects for us, and we now want him focused on what could be our largest growth opportunity in the huge China market.  I believe these new responsibilities best harness our managerial talent to drive growth in the quarters ahead.”

About Sky Solar Holdings, Ltd.

Sky Solar Holdings is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity.  Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa.  The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks.  Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends.  As a result of its focus on the downstream PV segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.  As of September 30, 2014, the Company has developed 200 solar parks with an aggregate capacity of 181.7 MW and owns and operates 54.5 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its final prospectus filed pursuant to Rule 424(b)(4). Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For Additional Information:

Company: Matthew Yeh IR@skysolarholding.com	Investor Relations: ICR, LLC Gary Dvorchak, CFA Senior Vice President China: +86 (10) 6583-7500 US: +1 (310) 954-1123 gary.dvorchak@icrinc.com